UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(A)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Uxin Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

91818X108(1)

(CUSIP Number)

Wei Ye

58.com Holdings Inc.
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China
+86 10 5956-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American depositary shares, each representing three Class A ordinary shares, par value US$0.0001 per share.

CUSIP No. 91818X108	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 2 of 6

(1)	Name of Reporting Persons 58.com Holdings Inc.
(2)	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 97,087,378(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 97,087,378(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 97,087,378(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 9.9%(3)
(14)	Type of Reporting Person (see instructions) CO

(2)	Represent all the Class A Ordinary Shares (as defined below) the Reporting Person will beneficially own upon the full conversion of the Note (as defined below) at the Initial Conversion Price (as defined in the Original Schedule 13D).
(3)	Percentage ownership is calculated based on the sum of (i) 97,087,378 Class A Ordinary Shares the Reporting Person will beneficially own upon the full conversion of the Note at the Initial Conversion Price, and (ii) 887,617,391 ordinary shares outstanding as of February 29, 2020, comprising of (a) 846,807,530 Class A Ordinary Shares, and (b) 40,809,861 Class B Ordinary Shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on May 12, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of the Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Note are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

CUSIP No. 91818X108	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 3 of 6

(1)	NAME OF REPORTING PERSON: 58.com Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 97,087,378(4)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 97,087,378(4)
	10.	Shared Dispositive Power 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,087,378(4)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%(5)
(14)	TYPE OF REPORTING PERSON CO

(4)	Represent all the Class A Ordinary Shares the Reporting Person will beneficially own upon the full conversion of the Note at the Initial Conversion Price.
(5)	Percentage ownership is calculated based on the sum up of (i) 97,087,378 Class A Ordinary Shares the Reporting Person will beneficially own upon the full conversion of the Note at the Initial Conversion Price, and (ii) 887,617,391 ordinary shares outstanding as of February 29, 2020, comprising of (a) 846,807,530 Class A Ordinary Shares, and (b) 40,809,861 Class B Ordinary Shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on May 12, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of the Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Note are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

CUSIP No. 91818X108	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 19, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Class A Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by the following:

On October 4, 2020, the Investors, including 58.com Holdings Inc., entered into a Letter Agreement (the “Letter Agreement”) with the Issuer. Pursuant to the Letter Agreement, on or prior to October 4, 2022, if the Issuer enters into a definitive agreement (or otherwise proposes) to issue or sell any Additional Shares (as defined in the Letter Agreement) for consideration per Ordinary Share (as used in the Letter Agreement) on an as-converted basis that is less than the then-prevailing Conversion Price (such consideration per Class A Share, the “New Issue Price”), the Letter Agreement grants each Investor the right to convert some or all of its Convertible Note(s) (plus any accrued but unpaid interest) into Class A Shares at the New Issue Price, substantially concurrently with the consummation of the transactions contemplated by the definitive agreement or issuance or sale.

The Letter Agreement further provides that, (i) if an Investor elects to convert less than all of its outstanding principal amount and accrued but unpaid interest of its Convertible Note(s), the conversion price of the remainder Convertible Note(s) of such Investor shall be as expressly provided in the Note Purchase Agreement but not equal to the New Issue Price, (ii) provided that the Company has complied with its obligations to give advance notice pursuant to the Letter Agreement, any conversion notice delivered by any Investor after the deadline set forth in the Letter Agreement will be disregarded and without any force or effect, (iii) on or prior to the second anniversary of the date of the Letter Agreement, if the Issuer, more than once, enters into any definitive agreement or otherwise proposes to issue or sell any Additional Shares at a consideration per share (on an as-converted basis) less than the then applicable conversion price of the Convertible Notes, the Investors’ right to convert their Convertible Notes in accordance with the Letter Agreement will be applicable to each such entry, issuance or sale, and (iv) if the transactions contemplated by the definitive agreement or the issuance or sale of any Additional Shares described in the Letter Agreement fail to be consummated, neither the Issuer nor any Investor shall have the obligation to effect the conversion set forth in the Letter Agreement.

The foregoing description of the terms of the Letter Agreement is not complete and is qualified in its entirety by reference to the text of the Letter Agreement, which is filed herewith as Exhibit 7.04, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Item 3.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on the sum of (i) 97,087,378 Class A Ordinary Shares the Reporting Persons will beneficially own upon the full conversion of the Note at the Initial Conversion Price, and (ii) 887,617,391 ordinary shares outstanding as of February 29, 2020, comprising of (a) 846,807,530 Class A Ordinary Shares, and (b) 40,809,861 Class B Ordinary Shares, as disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Commission on May 12, 2020. Class A Ordinary Shares and Class B Ordinary Shares vote together as a single class on all matters submitted to a vote of shareholders of the Issuer, except as may otherwise be required by law. Class B Ordinary Shares are convertible at any time by the holder thereof into Class A Ordinary Shares on a one-for-one basis. In computing the percentage ownership of a Reporting Person, Class A Ordinary Shares not outstanding which are subject to the Note are deemed outstanding for such Reporting Person but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or group.

Except as disclosed in the Schedule 13D, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Class A Ordinary Shares that they may be deemed to beneficially own.

CUSIP No. 91818X108	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 5 of 6

(c)	Except as disclosed in the Schedule 13D, none of the Reporting Persons effected any transaction in the Class A Ordinary Shares during the past 60 days.
(d)	Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Person.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented by the incorporation by reference of the information provided in Items 3, 4 and 5.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

7.01	Joint Filing Agreement (incorporated herein by reference to Exhibit 7.01 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.02	Convertible Note Purchase Agreement dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.03	Investors’ Rights Agreement dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by 58.com Holdings Inc. on June 19, 2019)
7.04	Letter Agreement dated October 4, 2020 (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2 to Schedule 13D filed by Redrock Holdings Investments Limited on October 5, 2020)

CUSIP No. 91818X108	AMENDMENT NO. 1 TO SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2020

58.com HOldings Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director

58.com Inc.

By:	/s/ Jinbo Yao
Name:	Jinbo Yao
Title:	Director